Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	September 30, 2015	September 30, 2014
IFRS
Fixed Charges:
Interest capitalized in fixed assets	4,328,772	2,871,889
Interest expense	74,572,168	46,357,527
Amortization premiums related to indebtedness	(2,100,571)	121,631
Estimate of the interest within rental expense	332,720	178,691

Total Fixed Charges	77,133,089	49,529,738

Net (loss)	(352,810,246)	(147,966,387)
Hydrocarbon Income Tax (IRP)	—	2,927,770
Income tax and others	9,823,396	2,043,709
Profit sharing in subsidiaries and affiliates (income from equity investees)	(2,156,071)	(1,094,929)

Pretax income from continuing operations before income from equity investees	(345,142,921)	(144,899,837)
Fixed Charges:	77,133,089	49,529,738
Amortization of interest capitalized	173,151	114,876
Distributed income of equity investees	171,451	504,396
Interest capitalized in fixed assets	(4,328,772)	(2,871,889)

Earnings	(271,994,002)	(97,622,716)

Amount by which fixed charges exceed earnings	349,127,091	147,152,454
Ratio of earnings to fixed charges	—	—